Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

March 20, 2008

Donna Levy

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 7010

Washington, D.C. 20549

Re:

Market Data Consultants Inc.

Amendment No. 4 to Registration Statement on Form SB-2

Filed December 26, 2007

File No. 333-137799

Form 10-KSB for the yearly period ended February 28, 2007, filed

May 29, 2007

Form 10-QSB for the quarterly period ended May 31, 2007, filed July

18, 2007

Form 10-08.8 for the quarterly period ended August 31, 2007, filed

October 15, 2007

Form 10-QSB for the quarterly period ended November 30, 2007,

filed January 16,2008

File No. 0-52009

Dear Ms. Levy:

Market Data Consultants, Inc., a Delaware corporation (the “Company”) has filed an amendment to its registration statement originally filed on Form SB-2.   In accordance with new SEC rules, the amendment has been filed on Form S-1/A but the Company has elected to retain the SB-2 disclosure format.  In conjunction with filing of this amended registration statement,  enclosed please find the Company’s responses to your comment letter dated January 22, 2008 regarding the Company’s registration statement on Form SB-2 and certain previously filed periodic reports.

Form SB-2/A filed on December 26, 2007

General

1.

Please update your financial statements included within the registration statement to comply with Item 310(g) of Regulation S-B. Please correspondingly update all related disclosure throughout the registration statement as necessary.

The registration statement has been updated to include the unaudited financial statements as of November 30, 2007.  Related disclosures throughout the registration statement have also been updated.

Form 10-QSB for the quarterly period ended November 30, 2007

Form l0-QSB for the quarterly period ended August 31, 2007

Form 10-QSB for the quarterly period ended May 31, 2007

Form 10-KSB for the yearly period ended February 28, 2007

Controls and Procedures

We note your response to our prior comment 7 and reissue it. You did not comply with our comment when you filed your Form 10-QSB for tile quarter ended November 30, 2007 on January 16, 2008. Please confirm that as of the periods ended February 28, 2007, May 31, 2007, August 31, 2007 and November 30, 2007, your Chief Financial Officer performed the evaluation of the effectiveness of your disclosure controls and procedures, and determined that they were effective. Please confirm that all future filings, your Chief Executive Officer and your Chief Financial Officer will perform the evaluation of the effectiveness of your disclosure controls and procedures.

The Company confirms that as of the periods ended February 28, 2007, May 31, 2007, August 31, 2007 and November 30, 2007, its Chief Financial performed the evaluation of the effectiveness of the disclosure controls and procedures, and determined that they were effective.   The Company also confirms that for all future filings, its Chief Executive Officer and Chief Financial Officer will perform the evaluation of the effectiveness of the Company’s disclosure controls and procedures.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.